Exhibit 4.7

Summary of Syndicate Loan Agreement dated June 8, 2006, between Semiconductor

Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing

International Corporation, as guarantor, and ABN AMRO Bank N.V., Bank of China (Hong

Kong) Limited, Bank of Communications, The Bank of Tokyo-Mitsubishi UFJ, Ltd., China

Construction Bank, DBS Bank Ltd., Fubon Bank (Hong Kong) Limited, Industrial and

Commercial Bank of China and Shanghai Pudong Development Bank

On June 8, 2006, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”) entered into a five-year loan agreement with an aggregate principal amount of US$600 million with a syndicate of banks based in the People’s Republic of China. ABN AMRO Bank N.V., Bank of China (Hong Kong) Limited, Bank of Communications, The Bank of Tokyo-Mitsubishi UFJ, Ltd., China Construction Bank, DBS Bank Ltd., Fubon Bank (Hong Kong) Limited, Industrial and Commercial Bank of China and Shanghai Pudong Development Bank were the coordinating arrangers and China Construction Bank acted as the facility and security agent for the Facility.

Of this principal amount, US$393 million will be used to refinance the principal amount outstanding under SMIC Shanghai’s bank facilities (“Tranche A”). The remaining principal amount (“Tranche B”) will be used to finance the purchase of capital equipment and for general corporate purposes. The draw-down periods for Tranche A and Tranche B are six months and eighteen months, respectively. The principal amount for Tranche A and Tranche B are repayable in ten and eight semi-annual installments beginning in December 2006 and December 2007 respectively. We have guaranteed SMIC Shanghai’s obligations under the loan, which is also secured by the SMIC Shanghai mega-fab’s existing and future production equipment.

Any of the following would constitute an event of default for SMIC Shanghai during the term of the loan agreement:

•	Consolidated tangible net worth of less than US$1,200 million;

•	The percentage of consolidated total borrowings to consolidated tangible net worth of more than 60% for periods up to and including December 31, 2008 and exceeds 45% thereafter;

•	The ratio of consolidated total borrowings to EBITDA for the prior four quarters exceeds 1.50x; or

•	The debt service coverage ratio is less than 1.5x, where the debt service coverage ratio is the ratio of EBITDA for the previous four quarters divided by scheduled principal repayments and interest expense for all bank borrowings (including hire purchases, leases and other borrowed monies) for the same period.

Any of the following would constitute an event of default for us during the term of the loan agreement:

•	Consolidated tangible net worth of less than US$2,300 million;

•	The percentage of consolidated net borrowings to consolidated tangible net worth of more than 50% for periods up to and including June 30, 2009 and exceeds 40% thereafter; or

•	The ratio of consolidated net borrowings to EBITDA for the prior four quarters exceeds 1.50x for periods up to and including June 30, 2009 and exceeds 1.3x thereafter.